OD 7/3/14

SECURI 14040936 ION



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67090 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 05/01/13 (MM/DD/YY) AND ENDING 04/30/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lockton Financial Advisors, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 W. 47th Street Suite 900
(No. and Street)

Kansas City (City) MO (State) 64112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shane Brethowr (816) 960-9525
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut, Suite 1000 (Address) Kansas City (City) MO (State) 64106 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

tg 7/7/14

# OATH OR AFFIRMATION

I, Shane Brethowr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lockton Financial Advisors, LLC, as of April 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

RENEE L. LETTERMAN
Notary Public, Notary Seal
State of Missouri
Jackson County
Commission # 13401828
My Commission Expires September 17, 2017

Signature

COO, CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LOCKTON FINANCIAL ADVISORS, LLC

Financial Statements, Supplementary Information,
and Report on Internal Control

April 30, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

**KPMG LLP**
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

# Report of Independent Registered Public Accounting Firm

The Board of Directors
Lockton Insurance Agency, Inc.:

We have audited the accompanying financial statements of Lockton Financial Advisors, LLC (the Company), which comprise the balance sheet as of April 30, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Lockton Financial Advisors, LLC as of April 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

## Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III, is presented for purposes of additional analysis and is not

KPMG

a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III, has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III, is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Kansas City, Missouri
June 27, 2014

**LOCKTON FINANCIAL ADVISORS, LLC**

Balance Sheet

April 30, 2014

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 3,659,660 |
| Accounts receivable: | | |
| Commissions and fees receivable | | 98,847 |
| Producer members receivable | | 111,579 |
| Prepaid expenses | | 4,523 |
| Other assets | | 5,000 |
| Total assets | $ | 3,879,609 |
| **Liabilities and Members' Equity** | | |
| Payable to affiliates, net | $ | 1,329,069 |
| Producer members payable | | 718,257 |
| Accrued expenses: | | |
| Interest | | 558 |
| Other | | 40,245 |
| Producer unit purchases | | 19,219 |
| Deferred revenue | | 79,466 |
| Total liabilities | | 2,186,814 |
| Members' equity | | 1,692,795 |
| Total liabilities and members' equity | $ | 3,879,609 |

See accompanying notes to financial statements.

**LOCKTON FINANCIAL ADVISORS, LLC**

Statement of Operations

Year ended April 30, 2014

| | | |
|---|---|---|
| Revenue: | | |
| Commissions and fees | $ | 10,449,287 |
| Contingent commissions | | 46,442 |
| Interest and other income | | 1,058 |
| Total revenue | | 10,496,787 |
| Expenses: | | |
| Selling | | 4,263,933 |
| General and administrative | | 4,974,010 |
| Producer unit purchases | | (338,702) |
| Interest expense | | 782 |
| Total operating expenses | | 8,900,023 |
| Net income | $ | 1,596,764 |

See accompanying notes to financial statements.

**LOCKTON FINANCIAL ADVISORS, LLC**

Statement of Changes in Members' Equity

Year ended April 30, 2014

| | | Corporate unit | | | |
|---|---|---|---|---|---|
| | | Paid-in capital | Retained (deficit) earnings | Producer units | Total |
| Balance, April 30, 2013 | $ | 510,000 | (1,382,350) | 2,500,090 | 1,627,740 |
| Net income | | — | 1,596,764 | — | 1,596,764 |
| Distributions to member | | — | (1,135,454) | — | (1,135,454) |
| Change in producer units | | — | — | (396,255) | (396,255) |
| Balance, April 30, 2014 | $ | 510,000 | (921,040) | 2,103,835 | 1,692,795 |

See accompanying notes to financial statements.

## LOCKTON FINANCIAL ADVISORS, LLC

Statement of Cash Flows

Year ended April 30, 2014

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 1,596,764 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Producer units | | (338,702) |
| Changes in operating assets and liabilities: | | |
| Commissions and fees receivable | | 101,557 |
| Prepaid expenses and other assets | | 9,275 |
| Payable to affiliates, net | | (579,297) |
| Producer members payable, net | | (523,139) |
| Accrued expenses | | (8,097) |
| Payments for producer unit purchase | | (115,225) |
| Deferred revenue | | (119,619) |
| Net cash provided by operating activities | | 23,517 |
| Cash flows from financing activity: | | |
| Distributions to member | | (1,135,454) |
| Net cash used in financing activity | | (1,135,454) |
| Change in cash and cash equivalents | | (1,111,937) |
| Cash and cash equivalents, beginning of year | | 4,771,597 |
| Cash and cash equivalents, end of year | $ | 3,659,660 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for interest | $ | 1,143 |

See accompanying notes to financial statements.

## (1) Nature of Operations

Lockton Financial Advisors, LLC (the Company), a subsidiary of Lockton Insurance Agency, Inc. (Lockton), was organized in the state of California on April 27, 2005. The Company is a multi-manager limited liability company approved to conduct business as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a k(1) exemptive status stand-alone broker-dealer, operating as a limited broker-dealer on its own behalf and is enabled to conduct securities activities, which may include the sale of variable contracts and mutual funds through employee benefit plans. The Company does not maintain custody or receive customer funds or securities; customer accounts are held by plan vendors. Furthermore, the Company does not maintain a clearing arrangement with any firm and handles individual accounts on an application-way basis direct with the fund company or carrier. The Company is registered with the Municipal Securities Rulemaking Board (MSRB). This membership allows the Company to participate in a limited capacity only dealing in qualified college savings plans. In addition, the Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC) and is subject to the rules and regulations of each agency.

The Company is a subsidiary of Lockton, with Lockton owning the Corporate Profit Unit (Corporate Unit). The associates who have the primary responsibility for establishing new client relationships (Producer Members) own the Producer Profit Units (Producer Units). The Producer Members derive their compensation from the profits of the Company after providing a predetermined allocation of profits to Lockton as the holder of the Corporate Units. While the legal form of payments to Producer Members is a capital distribution, the Company reflects such payments in the statement of operations as selling expenses. Profits of the Company used to determine Producer Member compensation (Producer Profit Return) generally represent revenue less selling and general and administrative expense.

## (2) Summary of Significant Accounting Policies

### *(a) Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *(b) Revenue Recognition*

The Company's revenue comprises principally of commissions paid by the plan vendors, commissions received through a third-party broker-dealer, fees paid directly by clients, and interest income. Commission revenue from plan vendors generally represents a percentage of the fair value of the customer's plan assets held on account by plan vendors and is materially affected by fluctuations in the fair value of the assets in the plan. Commissions received directly from the plan vendor are recognized when fees are earned.

Commissions received through a third-party broker-dealer relationship with NFP Securities, Inc. are recognized on a trade-date basis as transactions occur. A portion of the Gross Dealer Concessions (GDC) generated by the registered representatives is withheld by the third-party broker-dealer as reimbursement for services and infrastructure provided to the Registered Representatives. One



(Continued)

hundred percent of the remaining GDC, after deduction of this withholding, is paid directly to the Company.

Contingent commissions may be paid to the Company by insurance carriers based on retention of clients and the volume of business placed with or through such insurance carriers related to nonsecurities-based insurance products. Contingent commissions are recognized when certain and estimable. In 2014, contingent commissions represented less than 1.0% of total revenue.

Fees paid directly by clients and interest income are recognized as earned.

*(c)* ***Cash and Cash Equivalents***

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At April 30, 2014, cash and cash equivalents consisted of a commercial checking account and a money market mutual fund.

*(d)* ***Producer Members Receivable and Payable***

Producer Members receive advances throughout the year based upon estimated annual Producer Profit Return as defined in the Company's operating agreement. At the end of each fiscal year, each Producer Member's Producer Profit Return is adjusted to the actual amount earned based on the economic performance of the Company. This adjustment results in some Producer Members having a debit balance in their capital account as a result of an over distribution and other Producer Members having a credit balance in their capital account resulting from the actual Producer Profit Return exceeding distributions made throughout the year. These amounts due from/to Producer Members are reflected as Producer Members receivable or payable, respectively, in the balance sheet.

*(e)* ***Income Taxes***

The Company is considered a "pass-through" entity under the Internal Revenue Code and, therefore, does not pay federal corporate income taxes on its taxable income. Instead, income is reported on its members' federal income tax return. Accordingly, no income taxes have been recorded in the financial statements for the year ended April 30, 2014.

*(f)* ***Fair Value of Financial Instruments***

Under existing authoritative accounting guidance, fair value is defined as the price that the Company would receive upon selling an investment or pay to transfer a liability in an orderly transaction to a market participant in the principal or most advantageous market for the investment. At April 30, 2014, the carrying amounts of financial assets and liabilities reported in the accompanying balance sheet for cash and cash equivalents approximate fair value because of the short-term nature of these financial instruments.

Authoritative accounting guidance emphasizes that valuation techniques maximize the use of observable market inputs and minimize the use of unobservable inputs. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the

assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances. The Company classifies the inputs used to measure these fair values into the following hierarchy as defined by current authoritative accounting guidance:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

## (3) Producer Unit Purchases

In exchange for certain restrictive covenants and other considerations from Producer Members, the Company has the option to purchase each Producer Member's Producer Unit upon his/her termination.

The agreement to purchase the Producer Members' interest is applicable to all Producer Members and valued based on 25% of the Producer Members' average annual revenue for the preceding three fiscal years and change in value of the Company for the final six months of membership.

The purchase is subject to put and call features and is only mandatory upon the death or permanent and total disability of a Producer Member. The Producer Unit meets the attributes for equity classification at April 30, 2014 and, accordingly, is reported as a noncontrolling interest and displayed as a separate component of equity in the balance sheet with the related expense recognized in the statement of operations.

Once exercised, the purchase obligation is no longer subject to the attributes of equity ownership and, thus, is reclassified from a component of equity to a liability. For the five-year period that payment of the obligation is being made, the Company and the Producer Members have agreed that such payments will be funded through a charge of 50% of the purchase obligation to the profits attributable to the Producer Members. However, as future profits of the Company are not guaranteed, U.S. generally accepted accounting principles do not allow for the establishment of a receivable from the future profits attributable to Producer Members. Consequently, despite its belief that only 50% of the cost of purchasing Producer Members' interest will be funded from profits attributed to the Corporate Unit, the Company has provided a noncontrolling interest and related expense as if it will solely fund the Producer Unit purchase.

Producer Unit activity within noncontrolling interest during the year ended April 30, 2014 is as follows:

| | | |
|---|---|---|
| Balance, April 30, 2013 | $ | 2,500,090 |
| Producer Unit purchases | | (59,353) |
| Producer Unit expense | | (338,702) |
| Producer Member capital contributions, net | | 1,800 |
| Balance, April 30, 2014 | $ | 2,103,835 |

The liability for Producer Unit purchases had the following activity during the year ended April 30, 2014:

| | | Producer Unit purchases |
|---|---|---|
| Balance, April 30, 2013 | $ | 75,091 |
| Producer Unit purchases | | 59,353 |
| Payments | | (115,225) |
| Balance, April 30, 2014 | $ | 19,219 |

Because the Company intends for this purchase to be an end-of-career transaction between the Company and the Producer Member, it does not anticipate significant cash requirements in the near term. Committed future payments at April 30, 2014 resulting from terminations and retirements are as follows:

| | | |
|---|---|---|
| Year ending April 30: | | |
| 2015 | $ | 14,286 |
| 2016 | | 1,233 |
| 2017 | | 1,233 |
| 2018 | | 1,233 |
| 2019 | | 1,234 |
| Total | $ | 19,219 |

## (4) Transactions with Affiliates

The Company receives administrative services from an affiliated entity. These shared services include, but are not limited to, general executive management, general legal counsel, treasury, tax, financial accounting, and various other support functions. Fees paid for these services were $835,825 for the year ended April 30, 2014. These charges are an allocation of costs incurred by the affiliated entity to provide such services and are accounted for in accordance with agreements among these parties.

The Company's Producer Members receive office accommodations, clerical services, and customer account service support from affiliated entities. These expenses totaled $3,938,874 for the year ended April 30, 2014. These charges are an allocation of costs incurred by the affiliated entities to provide such services and are accounted for in accordance with agreements among these parties.

These transactions with affiliates are accounted for in accordance with agreements among these parties. There can be no assurance that such transactions would have occurred under the same terms and conditions with an unrelated party.

**(5) Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and treated as a registered broker-dealer, which requires the maintenance of minimum net capital defined as the greater of $25,000 or a ratio of aggregate indebtedness to net capital. As of April 30, 2014, the Company had net regulatory capital of $1,412,072, which is $1,266,284 in excess of required net capital.

**(6) Subsequent Events**

The Company has evaluated subsequent events from the balance sheet date through June 27, 2014, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

**Schedule I**

**LOCKTON FINANCIAL ADVISORS, LLC**

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

April 30, 2014

| | | |
|---|---|---|
| Net capital: | | |
| Total members' equity | $ | 1,692,795 |
| Total members' equity qualified for net capital | | 1,692,795 |
| Add additions to net worth | | — |
| Less nonallowable assets | | 219,949 |
| Net capital before haircuts | | 1,472,846 |
| Less haircuts and undue concentration | | 60,774 |
| Net capital | | 1,412,072 |
| Aggregate indebtedness | | 2,186,814 |
| Percentage aggregate indebtedness to net capital | | 1.55% |
| Computation of net capital requirements: | | |
| Minimum net capital requirements** | | 145,788 |
| Excess net capital | $ | 1,266,284 |

Net capital, as computed above, does not differ materially from that reported by the Company in Part IIA of the unaudited FOCUS Report on Form X-17A-5, May 28, 2014, at April 30, 2014.

** The minimum net capital required is calculated by taking the greater of $25,000 or 6.67% of Aggregate Indebtedness at April 30, 2014. 6.67% of Aggregate Indebtedness was calculated to be $145,788 ($2,186,814 x 6.67% = $145,788).

See accompanying report of independent registered public accounting firm.

Schedule II

# LOCKTON FINANCIAL ADVISORS, LLC

Computation of Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2014

This computation is not applicable to Lockton Financial Advisors, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(1) at April 30, 2014.

See accompanying report of independent registered public accounting firm.

Schedule III

**LOCKTON FINANCIAL ADVISORS, LLC**

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2014

Information relating to possession or control requirements is not applicable to Lockton Financial Advisors, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(1) at April 30, 2014.

See accompanying report of independent registered public accounting firm.

KPMG

**KPMG LLP**
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

## Report of Independent Registered Public Accounting Firm

The Board of Directors
Lockton Insurance Agency, Inc.:

In planning and performing our audit of the financial statements of Lockton Financial Advisors, LLC (the Company) as of and for the year ended April 30, 2014 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
June 27, 2014

KPMG

**KPMG LLP**
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

## Independent Accountants' Report on Applying Agreed-Upon Procedures

The Board of Directors
Lockton Financial Advisors, LLC
Kansas City, Missouri:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2014, which were agreed to by Lockton Financial Advisors, LLC (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2014, as included in the Company's audited financial statements for the year ended April 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended April 30, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
June 27, 2014

83 mild 6/4/14 [illegible]

**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**
(33-REV 7/10)

For the fiscal year ended APRIL 30, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-067090 FINRA APR 3/15/2006
LOCKTON FINANCIAL ADVISORS LLC
444 WEST 47TH STREET STE 900
KANSAS CITY, MO 64112

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SHANE BRETHOUR 816-960-9525

2. A. General Assessment (item 2e from page 2) $ 0.00

B. Less payment made with SIPC-6 filed (exclude interest) ( 0.00 )

_______________
Date Paid

C. Less prior overpayment applied ( 0.00 )

D. Assessment balance due or (overpayment) 0.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 0.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0.00

H. Overpayment carried forward $( 0.00 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_______________

_______________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LOCKTON FINANCIAL ADVISORS, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 4th day of JUNE, 2014.

COO, CCO
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning May 1, 2013 and ending April 30, 2014

Eliminate cents

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $10,496,787 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 10,496,787 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 10,496,787 |
| 2d. SIPC Net Operating Revenues | $0.00 |
| 2e. General Assessment @ .0025 | $0.00 |

(to page 1, line 2.A.)